SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               RONSON CORPORATION
 -----------------------------------------------------------------------------
                                (Name of Issuer)
                                  Common Stock
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   776338 20 4
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                                 (CUSIP Number)

                               Nancy D. Lieberman
                   Kramer, Coleman, Wactlar & Lieberman, P.C.
                             100 Jericho Quadrangle
                             Jericho, New York 11753
                                  (516)822-4820

   (Name , Address and Telephone Number of Person Authorized to Receive Notice
                              and Communications)

                                  March 6, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ?.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 4 Pages)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     776338 20 4                              Page  2  of   4  Pages
          -------------------                               ----   ----

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1   Name of Reporting Person
    I.R.S. Identification No. of Above Person (Entities Only)

                              Howard M. Lorber
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2   Check the Appropriate Box if a Member of a Group*                (a)__
                                                                     (b)__
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3          SEC Use Only
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4          Source of Funds

                                       N/A
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5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)                                                         __
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6   Citizenship or Place of Organization

                                       U.S.A.
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    Number of Shares      7       Sole Voting Power
                                   129,589
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    Beneficially          8       Shared Voting Power
                                         0
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    Owned by Each         9       Sole Dispositive Power
      Reporting                    129,589
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       Person             10      Shared Dispositive Power
        With                             0
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11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                   129,589
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12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  __

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13  Percent of Class Represented by Amount in Row (11)
                                     3.0%
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14  Type of Reporting Person*
                                      IN
--------------------------------------------------------------------------------

Item 1:  Security and Issuer.

The undersigned hereby amends the Schedule 13D filing dated January 27, 2000 (the "Initial Filing") with regard to the shares of Common Stock, par value $1.00 per share (the "Shares") of Ronson Corporation (the "Issuer"), a corporation organized under the laws of the State of New Jersey. Unless otherwise indicated, capitalized terms contained herein shall have the meanings set forth in the Initial Filing.

This statement hereby amends the Items set forth below, or the particular paragraphs of such Items which are identified below, to reflect the disposition by the undersigned of beneficial ownership of Shares.

Item 5:  Interest in Securities of the Issuer.

(a) According to the Issuer's Form 10-Q for the quarter ended September 30, 2005, there were 4,321,194 Shares outstanding. As of the close of business on March 7, 2006, Mr. Lorber beneficially owns 129,589, or approximately 3.0%, of the Shares outstanding.

(b) Mr. Lorber has sole power to dispose or direct the disposition of the 129,589 Shares beneficially owned by him. Mr. Lorber has sole power to vote or direct the vote of the 129,589 Shares beneficially owned by him.

(c) In the past 60 days, (i) Mr. Lorber engaged in the following transactions:

     On March 6, 2006, Mr. Lorber sold 53,884 Shares in a market transaction at an average price of $5.3198 per Share.

     On March 7, 2006, Mr. Lorber sold 143,909 Shares in a market transaction at an average price of $5.2333 per Share.

(e) On March 7, 2006, Mr. Lorber ceased to be the owner of more than 5% of the Shares of the Issuer.

Signature.
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

March 8, 2006
----------------------
Date


/s/Howard M. Lorber
----------------------
Signature

Howard M. Lorber
----------------------
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).



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